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                                                          SEC FILE NO.:  0-22245


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                     FORM 10-SB/A
                                    AMENDMENT NO.1

                     GENERAL FORM FOR REGISTRATION OF SECURITIES
                    OF SMALL BUSINESS ISSUERS UNDER SECTION 12(B)
                   OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934



                               NEXMED, INC.
--------------------------------------------------------------------------------
              (Name of Small Business Issuer in Its Charter)

              Nevada                                     87-0449967
-----------------------------------------       --------------------------------
    (State or Other Jurisdiction of                   (I.R.S. Employer
    Incorporation or Organization)                    Identification No.)

        6087 Triangle Drive, Commerce, CA                   90040
-----------------------------------------------    -----------------------------
    (Address of Principal Executive Offices)              (Zip Code)

                              (213) 890-0881
--------------------------------------------------------------------------------
                       (Issuer's Telephone Number)


    Securities to be registered under Section 12(b) of the Act:

         Title of Each Class             Name of Each Exchange on Which
         to be so Registered             Each Class is to be Registered
         -------------------             ------------------------------

                 N/A                                  N/A




    Securities to be registered under Section 12(g) of the Act:

                   Common Stock, $0.001 par value


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                                   (Title of Class)



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                                        PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BUSINESS

    NexMed, Inc. ("NexMed"), which has been in existence since 1987 and is in the development stage (see "Company History and General Information" in this Item 1), has, since 1994, positioned itself as a medical and pharmaceutical technology company with a focus on developing and commercializing therapeutic products based on proprietary delivery systems. NexMed (together with its subsidiaries, the "Company") currently intends to focus its efforts on: (i) topical treatment products based on a penetration enhancement technology known as NexACT-TM-, which may enable the active drug to be better absorbed through the skin; (ii) the Viratrol-TM- device, a therapeutic medical device for the treatment of herpes simplex diseases which does not require the use of any drugs; and (iii) through a joint-venture with Asian partners, research and development, production and distribution in China and other international markets of medical and pharmaceutical products, including generic pharmaceuticals currently approved and sold in China and products incorporating new and advanced technologies. The Company intends to conduct research and development both domestically and abroad on proprietary pharmaceutical products, with the goal of eventually achieving a level of development sufficient to enable the Company to attract potential strategic partners with the resources necessary to further develop, commercialize and market the products. The Company also intends to undertake the commercialization of new products in particular international markets through strategic partners, licensees, importers and brokers.

    DEVELOPMENT OF DRUG DELIVERY ENHANCEMENT TECHNOLOGY

      ACQUISITION OF TECHNOLOGY; RESEARCH AND DEVELOPMENT


    In October 1996, the Company acquired rights and interests, including patents, patent applications, trade secrets and know-how, relating to absorption enhancers for topical pharmaceutical formulations from Odontex, Inc. ("Odontex"), a Kansas-based company, in exchange for 75,000 shares of the Company's Common Stock, $.001 par value per share ("Common Stock"). The Company has filed a trademark application for this newly-acquired transdermal drug delivery technology under the name NexACT-TM-. The NexACT-TM- technology is designed to enhance absorption through the skin, overcoming the skin's natural barrier properties and enabling the rapid penetration of high concentrations of the active drug directly to the site of the skin or extremity at which the active drug's effect is desired, thereby resulting in improved therapeutic outcomes and reduced gastrointestinal or other systemic side effects that often accompany oral medications. The Company believes, based on preliminary in-vitro data generated to date, that this technology, when applied to drugs such as alprostadil, acyclovir, ibuprofen and ketoprofen, may have application in the development of products or treatments for



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diseases and disorders such as male erectile dysfunction (impotence), herpes labialis (cold sores), genital herpes, arthritis and pain management.

    The Company acquired two U.S. patents, a pending U.S. patent application and a pending international patent application from Odontex, which application is currently pending in Canada, China, the European Patent Office, New Zealand and the Russian Federation. In addition, the Company is developing the next generation of absorption enhancement technology, which is in the process of being patented.

    During the next twelve months, the Company intends to continue its focus on developing topical treatments based on the NexACT-TM- technology at the Higuchi Biosciences Center of the University of Kansas, where the Company is using laboratory space pursuant to a research agreement with the university. The drugs to which the Company currently intends to direct the topical delivery system development efforts of its advisors, consultants and employees at the Higuchi Biosciences Center (see "Advisors, Consultants, Researchers and Employees in Absorption Enhancement Field" below) are drugs previously approved by the Food and Drug Administration ("FDA") with proven efficacy and safety profiles, with patents expiring or expired and with proven market records and potential. Leading candidates for topical treatment products currently under research and development by the Company include:


        (i) for treatment of male erectile dysfunction (impotence), an alprostadil cream, which the Company believes may have a higher patient compliance for usage as compared to the currently-marketed alprostadil injectable dosage form and the recently-approved alprostadil intra-urethral dosage form. The NexACT-TM- alprostadil topical cream is expected to be effective in men with mild to moderate erectile dysfunction, whether the cause is psychological or physiological. The NexACT-TM- enhancers have been demonstrated to promote the absorption of alprostadil in in-vitro and animal models and to improve the clinical responses in pilot clinical studies. The Company has recently filed of a trademark application for the alprostadil cream incorporating the NexACT-TM- enhancers under the name Alprox-TD-TM-;


       (ii) for sports medicine and arthritis treatment, ibuprofen and ketoprofen creams. In-vitro data indicate that the Company's new cream formulations have higher drug penetration, suggesting the potential to provide improved clinical benefits; and

      (iii) for the treatment of herpes simplex, an acyclovir anti-viral cream, which exhibits an improved in-vitro penetration profile as compared to a top-selling European acyclovir ointment, indicating the potential for better delivery of the anti-viral drug to the active site.


                                          4

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    ADVISORS, CONSULTANTS, RESEARCHERS AND EMPLOYEES IN ABSORPTION
    ENHANCEMENT FIELD

    The Company has retained the Chief Executive Officer of Odontex, Dr. John
J. Hefferren, as a consultant. In exchange for Dr. Hefferren's research consultation and collaboration services as an independent contractor three days per month at the Higuchi Biosciences Center of the University of Kansas, the Company has agreed to pay Dr. Hefferren $5,000 quarterly. In addition, the Company has granted Dr. Hefferren options to purchase 40,000 shares of Common Stock at an exercise price of $1.00 per share. As of January 31, 1997, 30,000 of such options have vested and the balance will vest effective as of April 30, 1997. The consulting agreement is for a one-year term, with the Company's option to renew the agreement annually for up to two years.

    Dr. Servet Buyuktimkin and Dr. Nadir Buyuktimkin, co-inventors of the Company's patented NexACT-TM- enhancers, are employed by the Company as Managers of the Company's Drug Delivery Laboratories, which is conducting research at the Higuchi Biosciences Center of the University of Kansas using space made available pursuant to a research agreement with the university. Dr. J. Howard Rytting, a co-inventor of the NexACT-TM- enhancers and professor in the Department of Pharmaceutical Chemistry of the School of Pharmacy of the University of Kansas, is a member of the Company's Scientific Advisory Board. In addition, pursuant to a research agreement between the Company and the University of Kansas, the Company is funding a research effort by Dr. J. Howard Rytting for the development of new enhancers and new methodologies involving penetration enhancement research. The Company has the right to become the exclusive licensee of such new technology, for which the University of Kansas would hold the patents.

      TAIWANESE LICENSE AGREEMENT

    In January 1997, the Company, through its wholly-owned subsidiary, NexMed International Limited ("NexMed International"), a British Virgin Islands company based in Hong Kong, entered into a license agreement with Lotus Medical Supply, Inc. ("Lotus"), a Taiwanese company (the "Lotus License Agreement"), whereby Lotus secured certain exclusive rights in Taiwan to make use of and sell products which incorporate the Company's penetration enhancement technology or other know-how regarding absorption of alprostadil. Lotus has the obligation to seek regulatory approval in Taiwan and to conduct all research and testing required to be performed for the purpose of obtaining such regulatory approval. Although the Company is sponsoring similar research and testing work currently being done or to be carried out in China, and anticipates conducting additional similar research in the U.S. or elsewhere, the Company believes that the work to be performed pursuant to the Lotus License Agreement may provide the Company with valuable clinical data which may supplement and accelerate its other efforts. NexMed International and Lotus share equally the cost of pre-clinical work and Lotus pays the costs of clinical studies and regulatory approvals. NexMed International retains ownership of all trademarks and proprietary information. In February 1997, Lotus paid a non-refundable licensing fee in connection with the signing of the Lotus License Agreement and additional minimum payments and royalties will be due if certain


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milestones with regard to the regulatory approval process are reached, of which there can be no assurance. The Company does not expect to derive significant revenue from the Lotus License Agreement in relation to its anticipated operations. Milestones which must be reached by Lotus include the receipt of approval to proceed with clinical studies in Taiwan and completion of essential clinical studies with protocols pre-approved by the appropriate Taiwanese regulatory authority which will partially satisfy requirements to receive marketing approval in Taiwan. The Lotus License Agreement will terminate ten
(10) years from the date on which any product is approved by the appropriate Taiwanese governmental authority.

  VIRATROL-TM- HERPES TREATMENT DEVICE

    Another of the Company's proposed products, which is still in the development stage, is the Viratrol-TM- device, a hand-held non-invasive therapeutic device designed to deliver a minute electrical current for the treatment of herpes simplex diseases. The Company believes that the electrical current, which is topically delivered by the device to an infected site, blocks lesions from forming or shortens healing time once lesions develop. The product currently being developed by the Company is based on a new generation of technology and patents resulting from development work undertaken by the Company subsequent to its acquisition in 1994 of earlier technology for a device designed for similar use. The Company has completed the first commercial prototype of the redesigned Viratrol-TM- device, which the Company used in pilot efficacy clinical trials which commenced in China in January 1997 and were recently completed. The Company has decided to delay the 60-subject double-blind efficacy clinical trials in order to incorporate the final commercial prototype of the device. The final commercial model of the Viratrol-TM- device administers the same treatment in the same manner as the prototype used in the pilot clinical trials but has a different microchip and shell design and employs a disposable probe and dosing insert rather than being fully disposable. If the results of the double-blind clinical trials are satisfactory, the Company intends shortly thereafter to commence the regulatory approval process and clinical studies in the United States. The Company has two issued patents on the current version of the device and one pending patent application currently under review by the U.S. Patent and Trademark Office, and recently filed its first application under the Patent Cooperation Treaty on the new device. The Company plans to file additional patents as a strategy to continue expanding the protective coverage of the device. Patent approval does not assure regulatory approval.

  AGREEMENT TO CONDUCT CLINICAL STUDIES

    In October 1996, the Company entered into agreements with Innapharma, Inc., a contract research organization based in New Jersey with branch offices in Tokyo and Beijing, pursuant to which Innapharma has initiated clinical studies for the Company in China on the Viratrol-TM- device and on the Alprox-TD-TM-cream.



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Innapharma will verify that such studies conform with U.S. Good Clinical
Practices. The first phase pilot study of the 60-patient double-blind study on the Viratrol-TM- device, involving 10 of the patients, commenced in January 1997 and was recently completed. As discussed above, the Company has decided to delay the double-blind clinical trials on the Viratrol-TM- device in order to complete and incorporate the final commercial prototype of the device. With respect to the Alprox-TD-TM- cream, as the product is not currently approved for sale in the United States or other industrialized countries, the Chinese Department of Health informed the Company that certain pre-clinical studies would have to be repeated in China. The required pre-clinical studies are underway and the Company anticipates that the first phase of the 600-patient double-blind clinical study on the Alprox-TD-TM- cream will commence by the second half of 1997. Both studies are expected to conclude, with final reports, during the second half of 1997. If the results of the clinical trials are satisfactory, the Company plans to use the resulting data in connection with obtaining regulatory approval for further trials and for the sale of the Alprox-TD-TM- cream in China and other Asian and South American and other developing-world countries. These data may also be used by the Company to complete the pre-clinical requirements for the filing with the FDA of an Investigational New Drug ("IND") application for the Alprox-TD-TM- cream and an Investigational Device Exemption ("IDE") for the Viratrol-TM- device, both of which the Company intends to file by the end of 1997.

  JOINT VENTURE IN CHINA

    The Company is currently in negotiations with Zhongshan (ShiQi) Pharmaceutical Manufacturing Factory (the "Factory") regarding the formation of a Chinese joint venture company to be known as NexMed (Zhongshan) Pharmaceuticals, Ltd. (the "JV"). The purpose of the JV would be to carry out research and development, production and distribution of medical and pharmaceutical products, both for the internal markets of China and internationally. The parties with one other company had entered into a joint venture agreement in August 1996 which was subject to Chinese governmental approval. That agreement has been abrogated in favor of a more encompassing relationship which is the subject of the current negotiations.



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    As presently contemplated, the new JV agreement would have a term of 30 years and would provide the Company with a majority controlling interest in the JV. The Factory would contribute a manufacturing complex consisting of real estate, which has a total gross area of approximately 160,000 square feet and factory buildings on the real estate, which have a total gross floor area of approximately 240,000 square feet. Additional assets to be provided by the Factory would include regulatory approvals for manufacturing and marketing of approximately 360 drug products produced by the Factory; its existing sales revenue; its sales and distribution network in China; trademarks; goodwill; intellectual property; all production equipment (mostly foreign made), currently being used by the Factory to manufacture liquid and sterile powder for injections, capsules, tablets, eye drops, granules and unit-dose oral liquid dosage forms, as well as for fluid-bed granulation-drying, wet granulation, mixing and blister packaging production. Three hundred thousand dollars previously advanced by the Company under the August 1996 joint venture agreement and which is being held by the Factory will either be credited to the JV, returned to the Company or used as a line of credit for the funding of purchase orders for the Factory's pharmaceutical products.

    The proposed new and expanded JV agreement would require a significantly greater capital contribution by NexMed International, via its wholly-owned subsidiary, NexMed (China) Ltd., approximating $8 million, to be paid over two years. In the first year following receipt of a commercial license, the Factory would contribute $7.4 million in total assets and $1.4 million in liabilities, for a total of $6 million in net assets. NexMed International would be obligated to pay $4.8 million to the Factory to acquire 80% of such net assets contributed to the JV, $2 million of which must be paid within the first three months following receipt of the commercial license, in addition to the contribution of production technology for two controlled-release pharmaceutical formulations. In the second year, the Factory would contribute $800,000 and NexMed International would contribute $3.2 million, both of which would be paid simultaneously. NexMed International would own 80% of the JV's net assets of $6 million after the receipt of the commercial license and the paid-in capital of the first $2 million and 80% of the JV's total assets of $10 million following the second year.

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    It is anticipated during the third quarter of 1997, an agreement regarding the terms of the new JV agreement will be entered into which, in turn, would be subject to various governmental approvals. Any JV, whatever the exact terms of the agreement on which it is based may ultimately be, would require that the Company raise additional capital to fulfill its commitments. While the Company believes that it will be able to obtain outside sources of financing for this purpose, there is no assurance that such sources of financing will be available or, if available, will be on terms acceptable to the Company.


     POTENTIAL CORPORATE ALLIANCES

    The Company is currently in preliminary discussions regarding potential corporate alliances relating to the supply, distribution, marketing, research and development of pharmaceutical products. Although no assurances can be given, the Company is hopeful that such negotiations will result in the consummation of one or more definitive agreements.

RESEARCH AND DEVELOPMENT

    In 1996, the Company spent $1,040,396, and in 1995, the Company spent $169,073, on research and development. Since January 1, 1994, when the Company repositioned itself as a medical and pharmaceutical technology company, the Company has spent $1,872,763 on research and development. These amounts for 1996, 1995 and from January 1, 1994 to December 31, 1996 include $696,838, $8,275 and $1,079,613, respectively, of non-cash compensation and stock and option issuances.

    The Company will need significant funding to pursue its research, development and commercialization plans (see Part I, Item 2, "Plan of Operation"). The potential products upon which the Company intends to focus its initial development efforts, including the Viratrol-TM- device and the NexACT-TM- topical treatment technology, are in the research and development stage. Although the Company has begun to receive payments from licensing fees (see "Development of Drug Delivery Enhancement Technology - Taiwanese License Agreement" above), the Company has not begun to market or generate revenues from the commercialization of any of these products under development. The Company's products under development will require significant time-consuming and costly research, development, preclinical studies, clinical testing, regulatory approval and significant additional investment prior to their commercialization. There can be no assurance that the research and development activities funded by the Company will be successful, that products under development will prove to be safe and effective, that any of the preclinical or clinical development work will be completed, or that the anticipated products will be commercially viable or successfully marketed. In addition, there can be no assurance that the Company will be successful in obtaining regulatory approval or developing any additional products, that if successful, it will be able to attract sufficient capital to


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complete any development and commercialization undertaken or that any such development and commercialization will be successful.

MARKETING AND DISTRIBUTION

    If regulatory approval is obtained for the Viratrol-TM- device, any products based on the NexACT-TM- technology and any other products, of which there is no assurance, achieving market acceptance will still require substantial marketing efforts and the expenditure of significant funds to inform potential customers, including third-party distributors, of the distinctive characteristics and benefits of these products. The Company currently has no sales force or marketing organization. Therefore, the Company's operating results will depend largely on its ability to establish successful arrangements with domestic and international distributors and marketing partners. The Company intends to utilize this method of product distribution at least for the next two or three years, although the Company anticipates having an immediate sales and distribution presence in China if the JV, as contemplated, is implemented (see "Business - Joint Venture in China" above). There is no assurance that the Company will be able to establish appropriate distribution or marketing arrangements or that any such distributors and marketing partners will be successful in marketing the Company's products. The Company's long-term success may also depend, to a significant extent, on its ability to establish an effective internal marketing organization for which the Company will, among other things, have to attract and retain experienced marketing and sales personnel. No assurance can be given that the Company will be able to attract and retain qualified or experienced marketing and sales personnel or that any efforts undertaken by such personnel will be successful.

DEPENDENCE ON THIRD PARTY SUPPLIERS AND MANUFACTURERS

    The Company presently does not have any manufacturing capacity of its own but instead intends to rely on outside manufacturers. To be successful, the Company must be able to manufacture its products in commercial quantities at acceptable costs and, whether the Company manufactures its own products or contracts with third parties to do so, such manufacturing must comply with U.S. Good Manufacturing Practices ("GMP") or similar requirements of the countries in which the products will be marketed. Regulatory authorities such as the FDA generally will periodically inspect manufacturing facilities in order to assure compliance with applicable GMP or equivalent requirements. Foreign manufacturing facilities also are inspected if drugs manufactured at such facilities are imported for sale into the jurisdiction. The inability or failure of a contract supplier or manufacturer to comply with GMP or similar foreign regulations or other regulatory requirements could have a material adverse effect on the Company's business in the relevant jurisdiction and therefore, depending on the size of the market, on the Company's financial condition and results of operations.

    The Company currently has one supplier of alprostadil, a chemical manufacturing subsidiary of a major European pharmaceutical company, and intends to complete a supply agreement with an additional qualified supplier within the next six months. Prices of


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alprostadil have been falling and the Company does not anticipate any problems in obtaining alprostadil or other supplies in commercial quantities for the manufacture of its proposed products.

    The Company currently has one supplier of its key NexACT-TM- enhancers, a medium-sized U.S. fine chemical manufacturer, and intends to establish at least one additional supplier or an internal source within the next 12 months.


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COMPETITION

    Competition in the pharmaceutical and medical products industries is intense and characterized by extensive research efforts and rapid technological progress. The Company competes with numerous firms, many of which are large, multi-national organizations with worldwide distribution. Even if the proposed products are approved for marketing, the Company will face major competitors in the transdermal drug-delivery sector of the industry and in the field of herpes treatment. With regard to erectile dysfunction, certain treatments exist, such as needle injection therapy, vacuum constriction devices, penile implants, transurethral absorption and oral medications, and the manufacturers of these products are expected to continue to improve these therapies. In July 1995, the FDA approved the use of alprostadil in The Upjohn Company's needle injection therapy product for erectile dysfunction. Previously, Upjohn had obtained approval in a number of European countries. Additional competitive therapies under development include an oral medication by Pfizer, Inc. Other large pharmaceutical companies may also become actively engaged in the development of therapies for the treatment of erectile dysfunction. Such companies would have substantially greater research and development capabilities as well as substantially greater marketing, financial and human resources than the Company. In addition, these companies have significantly greater experience than the Company in undertaking preclinical testing, human clinical trials and other regulatory approval procedures.

    There are also small companies, academic institutions, governmental agencies and other research organizations that are conducting research and developing products in the area of erectile dysfunction. For instance, Zonagen, Inc. and Pentech Pharmaceutical, Inc. have oral medications under development and Harvard Scientific Corp. is developing a system which uses a bottle and catheter to deliver a liquid containing micro-encapsulated alprostadil into the urethra. These entities may also market commercial products either on their own or through collaborative efforts. Furthermore, in October 1996, Vivus, Inc. received FDA approval for their MUSE-Registered Trademark- system, which is a device for the intra-uretheral delivery of a suppository containing alprostadil. Vivus, Inc. has sought to enter partnerships and has signed agreements for the distribution of MUSE-Registered Trademark- in various countries, including China. The Company's competitors may develop technologies and products that are available for sale prior to the Company's proposed products, or that are more effective than those being developed by the Company. Such developments would render the Company's products less competitive or possibly obsolete. If the Company is permitted to commence commercial sales of products, it will also be competing with respect to marketing capabilities and manufacturing efficiency, areas in which it has limited experience.

GOVERNMENT REGULATION

    The testing, manufacture, distribution, advertising and marketing of drug products are subject to extensive regulation by governmental authorities in most countries, including the United States. Prior to marketing in a particular jurisdiction, any


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pharmaceutical products developed or licensed by the Company will in most cases have to undergo an extensive regulatory approval process required by the governmental agencies in the intended market, such as the FDA in the United States and comparable agencies in other countries. This process, which may include pre-clinical studies and clinical trials of pharmaceutical products to establish safety and effectiveness and confirmation by the regulatory authority of the maintenance of the equivalent of U.S. GMP during testing and manufacturing, can take many years, requires the expenditure of substantial resources and gives larger companies with greater financial resources a competitive advantage over the Company. Although approval in one major market may assist in obtaining approval elsewhere, the regulatory review process in each country can be lengthy and unpredictable, and the Company may encounter delays or rejections of one or more of its applications when submitted. If questions arise during the regulatory review process in a given country, approval may take a significantly longer period of time.

    After completion of clinical trials of a new product, which can take several months or years to complete, most countries require the approval of the relevant regulatory authority. If questions arise during the regulatory review process, approval may take a significantly longer period of time. The testing and approval processes require substantial time and effort and there can be no assurance that any approval will be granted on a timely basis, if at all. Even if regulatory clearances are obtained, a marketed product is subject to continual review, and later discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country. None of the Company's products under development has been approved for marketing in the United States or elsewhere. No assurance can be given that the Company will be able to obtain regulatory approval in any country for any such products under development or that, if the products under development are approved by the FDA or foreign regulatory authorities, the Company will ever achieve significant revenues or profitable operations. Failure to obtain requisite governmental approvals or failure to obtain approvals of the scope requested will delay or preclude the Company or its licensees or marketing partners from marketing their products, or limit the commercial use of the products in one or more markets, and thereby could have a material adverse effect on the Company's business, financial condition and results of operations.

PATENTS, LICENSES AND PROPRIETARY RIGHTS

    In order to justify the substantial investment of time and expense required to develop and commercialize its products, the Company will seek proprietary protection for its pharmaceutical products so as to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. The Company's success will depend in part on the ability of the Company to obtain effective patent protection for the Company's


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proprietary technologies and products, defend such patents, preserve its trade secrets and operate without infringing upon the proprietary rights of others, both in the United States and in other countries. The patent position of firms relying upon medical and pharmaceutical technologies is highly uncertain and involves complex legal and factual questions. To date, there has emerged no consistent policy regarding the breadth of claims allowed in such patents or the degree of protection afforded under the patents.


    The Company acquired two patents and two pending patent applications upon the completion of the transaction with Odontex. One of the patents expires in 2007 and the other in 2009. In addition, the Company has developed the next generation of absorption technology, which is in the process of being patented. The Company also owns two patents on the Viratrol-TM- device, has two pending patent applications with respect to the technology, inventions and improvements that are significant to the Viratrol-TM- device and intends to file several additional patent applications as a strategy to continue expanding the coverage on the device. One of the patents expires in 2009 and the other in 2015.


    The patent application and issuance process can be expected to take several months, if not years, and could entail considerable expense to the Company. There can be no assurance that patents, whether as to the Viratrol-TM- device, the NexACT-TM- absorption enhancement technology or otherwise, will issue as a result of any applications or that the existing patent and any patents resulting from such applications will be sufficiently broad to afford protection against competitors with similar technology. In addition, there can be no assurance that such patents will not infringe upon the claims of third-party patents or be invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to the Company. Moreover, the Company does not have international patents covering all of the claims of its U.S. patents. The commercial success of the Company also will depend upon its avoidance of infringement of patents issued to competitors. A United States patent application is maintained under conditions of confidentiality while the application is pending, so the Company cannot determine the inventions being claimed in pending patent applications filed by third parties. Litigation may be necessary to defend or enforce the Company's patent and license rights or to determine the scope and validity of the proprietary rights of others. Defense and enforcement of patent claims can be expensive and time-consuming, even in those instances in which the outcome is favorable to the Company, and can result in the diversion of substantial resources from the Company's other activities. An adverse outcome could subject the Company to significant liabilities to third parties, require the Company to obtain licenses from third parties, or require the Company to alter its products or processes, or cease altogether any related research and development activities or product sales, any of which may have a material adverse effect on the Company's business, financial condition and results of operations.

    To the extent that consultants, key employees or other third parties apply technological information independently developed by them or by others to any of the proposed projects of the Company, disputes may arise as to the proprietary rights to such information which may not be resolved in favor of the Company.
In addition, the

Company may also rely from time to time on trade secrets and proprietary know-how that it may seek to protect in part by its confidentiality agreements with its employees, consultants, advisors or others. There can be no assurance that these agreements will not be breached, that the Company would obtain adequate remedies for any breach, or that the Company's trade secrets or proprietary know-how will not otherwise become known or be independently developed by competitors in such a manner that the Company has no legal recourse.

FOREIGN OPERATIONS; APPROVAL OF JV BY CHINESE REGULATORY AUTHORITIES

    The Company initially plans to market its products outside of the United States. The Company's results from operations may be affected by currency exchange rate fluctuations and other factors affecting international business, including legal or political changes in foreign countries. The formation of the JV is subject to the approval of Chinese regulatory authorities, which approval has not yet been obtained (see "Business - Joint Venture in China" above).
While the Company believes, based upon discussions with NexMed International's partners in the JV, that approval will be obtained, such approval cannot be assured.

PRODUCT PRICING AND REIMBURSEMENT; HEALTH CARE REFORM AND RELATED MEASURES

    The levels of revenues and profitability of medical and pharmaceutical technology products and companies may be affected by efforts of governmental and third-party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been, and the Company expects that there will continue to be, a number of federal and state proposals to implement similar government control. The United States Congress has recently considered a number of legislative and regulatory reforms that may affect companies engaged in the health care industry in the United States. Pricing constraints on the Company's products, if approved, could have a material adverse effect on the Company. In addition, the Company's ability to commercialize potential medical and/or pharmaceutical technology products may be adversely affected to the extent that such proposals have a material adverse effect on other companies that are prospective collaborators with respect to any of the Company's product candidates.

    In the United States and elsewhere, successful commercialization of the Company's products will depend in part on the availability of reimbursement to the consumer from third-party health care payers, such as government and private insurance plans. There can be no assurance that such reimbursement will be available or will permit price levels sufficient to realize an appropriate return on the Company's investment and product development. Third party healthcare payers are becoming increasingly cost-conscious in determining which pharmaceutical products they will and will not reimburse. If the Company succeeds in bringing one or more products to the market, there can be no assurance that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow the Company to sell its products on a competitive basis.

EMPLOYEES

    As of March 1, 1997, the Company had ten full-time employees, three of whom were executive management. The Company believes its employee relationships are satisfactory.

COMPANY HISTORY AND GENERAL INFORMATION


    The Company was organized under the laws of the state of Nevada in October 1987 under the name Target Capital, Inc. The Company raised initial funds in 1988 through an offering pursuant to Regulation A of the Securities Act, selling 1,000,000 shares of its Common Stock. Subsequently, the Company issued Common Stock to purchase twenty unpatented mining claims, which claims ultimately reverted to the government when not exploited by the Company. Its early business plans did not prove to be productive, and the Company became inactive until early 1994, when the Company acquired a patent for, and an unrefined research prototype of, a medical device for the treatment of herpes simplex diseases, in exchange for the issuance of 217,500 shares of Common Stock to Peter H. Lathrop and 17,500 shares of Common Stock to Steven K. Johnston, followed by the issuance of 41,375 shares of Common Stock in 1995 to eight individuals to acquire outstanding royalty rights (giving effect to the 20-for-1 reverse stock split on October 2, 1995). The Common Stock was valued at $.20 per share, with an aggregate value of $55,275. In 1994, the Company changed its name to BioElectric, Inc. In September 1995, the Company changed its name to NexMed, Inc., reflecting its broader-based business objectives. The Company's Common Stock has been quoted on the Over-the-Counter Bulletin Board since October 1995 under the symbol "NEXM." The Company intends to become a reporting company under the Securities Exchange Act of 1934, as amended, with the filing of this Form 10-SB.

    The Company's principal executive offices are in Commerce, California. The Company, through NexMed International, has also established an office in Hong Kong and is currently working with several marketing and distribution companies on the commercialization, outside of the U.S. in developing world markets, of a number of off-patent pharmaceutical products manufactured by one of its prospective JV partners (see "Business - Joint Venture in China" above).

ITEM 2.  PLAN OF OPERATION.

    In 1997, the Company intends to expand its research, development and marketing activity and capability, both domestically and internationally, with regard to its proprietary pharmaceutical products, and intends to execute a business strategy with the goal of achieving a level of development and commercialization sufficient to enable the Company to attract potential strategic partners with resources sufficient to further develop and market its products. The Company also intends to undertake the commercialization of new and off-patent products in particular international markets through strategic partners, licensees, importers and brokers. With respect to the United States, the Company intends to commence the FDA application and approval process for the Alprox-TD-TM- cream and the Viratrol-TM- herpes treatment device.

    The first step in the Company's plan for 1997 with regard to the research, development and commercialization of the Alprox-TD-TM- cream and the Viratrol-TM- device is the completion of the clinical studies currently in progress on each of the two proposed products in China. It is expected that these studies will be concluded in the second half of 1997. The data from such studies will permit the Company to submit an application for manufacturing and marketing approval of the Alprox-TD-TM- cream in China and other Asian and South American and other developing-world countries.

    With respect to the approval of its products in the United States, the Company plans, by the third quarter of 1997, to generate all pre-clinical data necessary to file with the FDA an IND (Investigational New Drug) application for the Alprox-TD-TM- cream and, by the end of 1997, an IDE (Investigational Device Exemption) for the Viratrol-TM- device. In addition, the Company expects to start Phase I and II clinical studies on the Alprox-TD-TM- cream in the United States, pending FDA approval. Phase I studies assess the most common acute adverse effects of a drug and examine the size of doses that patients can take safely without a high incidence of side effects. Generally, 20 to 100 healthy volunteers or patients are studied for a period of several months. The focus of Phase I is safety. If no major problems, such as toxicity, are discovered in Phase I, the next step is a Phase II study in which the drug's efficacy is determined by means of its administration to subjects who have the condition the drug is intended to treat. Researchers then assess whether the drug has a favorable effect on the condition and also begin to identify the correct dosage level (dose ranging). Phase II involves the study of up to several hundred subjects for several months to two years. The focus of Phase II is effectiveness with short-term safety.


    As part of the Company's strategy for developing, protecting and marketing its technology, the Company intends during 1997 to file additional patent applications with respect to its products and hopes to secure at least one U.S. and two international strategic partners for the Viratrol-TM- device and/or products incorporating NexACT-TM- technology. Furthermore, the Company, through NexMed International, anticipates finalizing the revised JV agreement and establishing the proposed JV, subject to approval from Chinese regulatory authorities (see Part I, Item 1, "Business - Joint Venture in China"). The JV, if formed, is expected to have the rights to market certain generic drugs and Chinese herbal products approved for sale in China and other countries, in which case the Company, through NexMed International, plans to establish an international generic drug and health-product trading business.

    Concurrently with the foregoing marketing efforts, the Company plans to expand its laboratory research capability by commencing the funding and operation of new biosciences laboratories in Fort Worth, Texas, in collaboration with the University of North Texas Health Science Center, at which Robert W. Gracy, Ph.D., one of the Company's Directors and a member of the Company's Scientific Advisory Committee, and S. Dan Dimitrijevich, Ph.D., also a Scientific Advisory Committee member, are faculty members.


    As a result of the closings of two private placements in February 1997, in which the Company has received net proceeds of $2,094,970, management believes that the Company has sufficient cash to sustain its current day-to-day operations for the next 12 months, including operations at the headquarters office in Los Angeles, the topical formulation development laboratories in Lawrence, Kansas, NexMed International's Hong Kong office and proposed new biosciences laboratories in Fort Worth, Texas. The Company believes that it has adequate funding to complete any additional pre-clinical studies required for the filing of an IND application with the FDA for the Alprox-TD-TM- cream in order to initiate clinical studies for the proposed product in the U.S.


    NexMed International expects to enter into additional licensing agreements and receive certain licensing payments from its international licensing partners during the upcoming 12 months. It has concluded the licensing agreement with Lotus in Taiwan and received a licensing fee payment in February 1997. Most of the development expenses incurred in Taiwan will be paid for by Lotus, and the Company expects that it will need to spend only a small amount for research and development in Taiwan on alprostadil. In addition, since November 1996, the Company has received inquiries from pharmaceutical companies worldwide regarding the licensing of its products, which the Company believes may lead to the conclusion of additional licensing agreements in the coming 12 months and the receipt of additional licensing fees.

    The Company has also received inquiries from major pharmaceutical companies regarding the work of the topical formulation development laboratories in Lawrence, Kansas, including requests regarding the utilization of the Company's patented NexACT-TM- penetration enhancement technology and the co-development of proprietary new drugs that have absorption or penetration difficulties. The Company believes that such inquiries could lead to the receipt of contract development fees from certain of these potential client companies within the next 12 months.


    The Company expects to spend no more than $200,000 for the Biosciences laboratories in Fort Worth, Texas within the next 12 months. The Company intends to establish the laboratories as part of a special small-company incubator program sponsored by the city of Fort Worth. For the first 24 months of operation, companies participating in this program would expect to receive minimum payments toward overhead expenses for their operations. The Company also plans to apply for grants from local and state governments.

    Although management believes that the Company has adequate resources for day-to-day operations for the next 12 months, the Company has incurred cumulative net operating losses of $4,102,163 since its inception as a medical and pharmaceutical technology company in 1994 and expects to incur substantial additional losses in completing the research, development and commercialization of its technologies (see "Notes to Consolidated Financial Statements" in Part F/S). Accordingly, the Company will require additional funding to reach certain goals. Assuming the acceptance of the proposed IND application by the FDA later in 1997, the Company would need to raise an additional $4 million in order to initiate the proposed Phase I and II studies on the Alprox-TD-TM- cream in the U.S. In addition, if the outcome of the clinical studies conducted in China on the Viratrol-TM- device is satisfactory, the Company would expect, upon filing of the IDE, to begin clinical studies in the United States this year at a projected budget of $500,000. Furthermore, of the $8 million anticipated to be contributed by the Company in connection with the new JV Agreement (see Part I, Item 1, "Business - Joint Venture in China"), it is anticipated that $4.8 million, including $2 million for the first payment, would have to be paid over the first 12 months following receipt of necessary governmental approvals, with the balance payable in the 24 months thereafter. Finally, as previously discussed, the Company intends to work with marketing and distribution companies in Asia, the Middle East, South America and other regions to market new and off-patent pharmaceutical products at a proposed budget of $500,000. In order to meet the aforementioned additional funding requirements for the next 12 months, the Company will need to raise $10 million, which it will seek to do through a private placement in the third quarter of 1997.

    The Company does not expect to acquire any significant or expensive large-scale equipment or instruments within the coming 12 months. The Company believes that the renovation work proposed for the JV plant in China in order to upgrade its operations to GMP standards will be covered by a proposed $2 million loan from local Chinese banks.

    Over the next 12 months, the Company expects to increase the current number of employees in its U.S. operations from 10 to approximately 20. It is expected that most of the new employees will be middle-management and laboratory scientists and that the additional cost which the Company expects to incur over the next 12 months with regard to salary and benefits will be approximately $200,000. The Company believes that the increase in the number of employees should not significantly affect cash needs.


    The Company's operations are subject to numerous risks associated with the establishment and development of products based upon innovative or novel technologies. As a result, the Company must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with newly founded businesses. Some of these unanticipated problems may include development, regulatory, manufacturing, distribution and marketing difficulties that may be beyond the Company's financial or technical abilities to resolve satisfactorily.


    This registration statement contains forward-looking information, including statements regarding the Company's plans, objectives, expectations and intentions. All forward-looking statements are subject to risks and uncertainties that could cause the Company's actual results and experience to differ materially from those such projections. Factors that might cause such a difference include, but are not limited to, those discussed herein.

ITEM 3.  DESCRIPTION OF PROPERTY.

    The Company presently leases approximately 500 square feet of office space at its headquarters at 6087 Triangle Drive, Commerce, California 90040, pursuant to a month-to-month arrangement. The Company's rent for such space is $1,000 per month. Pursuant to a research agreement between the Company and the University of Kansas, which expires on August 31, 1997, the Company has paid $31,100 for access to and use of laboratory space at the University's Higuchi Biosciences Center during the 15-month term of the research agreement.

    The Company's subsidiary, NexMed(ASIA) Ltd., leases 1,100 square feet of office space in Hong Kong pursuant to a month-to-month arrangement. The rent for such space is $6,000 per month.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

    The following table sets forth information, as of May 12, 1997, with respect to the beneficial ownership of Common Stock by (a) each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding Common Stock, (b) the directors and executive officers of the Company, individually, and (c) directors and executive officers of the Company as a group.

NAME, POSITION                     NUMBER OF SHARES          PERCENT OF
 AND ADDRESS(1)                    BENEFICIALLY OWNED(2)      SHARES(%)
---------------                    ---------------------     ----------

Y. Joseph Mo, Ph.D.,                    3,092,500(3)           47.11
Chairman of the Board of
Directors, President and
Chief Executive Officer

James L. Yeager, Ph.D.,                   165,000(4)            2.67
Vice President, Business
Development

Vivian H. Liu,                            235,000(5)            3.74
Vice President,
Treasurer and Secretary

Gilbert S. Banker, Ph.D.,                 110,000(6)            1.77
Director

Robert W. Gracy, Ph.D.,                   110,000(7)            1.76
Director

Yu-Chung Wei                                ----                --
Director

All Executive Officers                  3,712,500(8)           54.12
and Directors as a
Group (six persons)

Lian-Yin Chen                             875,000              14.22
F19-2, #314
Jen-Ai Road, Section 4
Taipei, Taiwan

China Venture Investment                  500,000               8.12
    (B.V.I.) Ltd.(9)
25F Wing On Centre
111 Connaught Road
Central, Hong Kong

(1) The address for the Executive Officers and Directors is: NexMed, Inc., 6087 Triangle Drive, Commerce, California 90040.

(2) All shares are solely and directly owned, with sole voting and dispositive power.
(3) Includes 410,000 shares issuable upon exercise of immediately exercisable stock options. Also includes 1,682,500 shares over which Dr. Mo has voting power. See "Irrevocable Proxies" below.
(4) Includes 15,000 shares issuable upon exercise of immediately exercisable stock options.
(5) Includes 130,000 shares issuable upon exercise of immediately exercisable stock options.
(6) Includes 60,000 shares issuable upon exercise of immediately exercisable stock options.
(7) Includes 90,000 shares issuable upon exercise of immediately exercisable stock options.
(8) Includes 705,000 shares issuable upon exercise of immediately exercisable stock options. Also includes 1,682,500 shares over which Dr. Mo has voting power. See "Irrevocable Proxies" below.
(9) China Venture Investment (B.V.I.) Ltd. is a wholly-owned subsidiary of the China Development Corporation, a publicly-traded investment banking firm based in Taipei, Taiwan.

IRREVOCABLE PROXIES

    In December 1996, certain shareholders of an aggregate of 1,682,500 shares of Common Stock entered into irrevocable proxies, pursuant to which Dr. Mo was appointed as an attorney and proxy. Pursuant to the Irrevocable Proxies, Dr. Mo has the right to vote or execute written consents with respect to all shares which such shareholders are entitled to vote and to represent and otherwise to act for such shareholders in the same manner and with the same effect as if such shareholders were personally present or personally executing a written consent of shareholders.

    In addition, the shareholders who are parties to the Irrevocable Proxies have agreed not to sell, assign, transfer or pledge any or all of the shares except (i) to their affiliates or via private placement transaction if, as a condition precedent to any such Transfer, the transferee reaffirms in writing the terms of the Irrevocable Proxy or (ii) to an unaffiliated third party in a "brokered transaction," as defined in the Securities Act of 1933, as amended (the "Securities Act"), at which time the Proxy, by its terms, terminates.

    The shareholders who are parties to the Irrevocable Proxies are identified in the table below.

NAME                            SHARES
Mei-Li Chang                       100,000
Chun Chen                          100,000
I-Chin Chen                        100,000
Tien Sin Chen                      100,000
Charles Hok Sau Cheung               7,500

Chiu Hsia Chu                       100,000
Ma Tsai-Feng Chu                    100,000
Yia-Hwa Ding                        100,000
I-Der Huang                         125,000
Wen-Gei Lee                         100,000
Tran-Ming Lin                       100,000
Tzi-Chen Lin                        100,000
Li-Hwa Su                            50,000
Meng-Tun Su                         100,000
Chen Wang                           100,000
Di-Jie Wang                         100,000
Mei-Huei Wang                       100,000
Dun-Seh Wu                          100,000
     TOTAL                        1,682,500

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

EXECUTIVE OFFICERS AND DIRECTORS

     The Executive Officers and Directors of the Company are set forth below.

NAME                       AGE          TITLE
Joseph Mo, Ph.D.           49           Chairman of the Board of
                                        Directors, President and
                                        Chief Executive Officer

James L. Yeager, Ph.D.     50           Vice President, Business
                                        Development

Vivian H. Liu              35           Vice President, Treasurer and
                                        Secretary

Gilbert S. Banker, Ph.D.   65           Director

Robert W. Gracy, Ph.D.     56           Director

Yu-Chung Wei               34           Director

     The Company has three classes of Directors. At each annual meeting of shareholders, the successors to the class of Directors whose terms expire at that meeting shall be elected for a three-year term.


    Y. JOSEPH MO, PH.D. Dr. Mo has been Chairman of Board of Directors, President and Chief Executive Officer of the Company since joining the Company in 1995. Prior to joining the Company, Dr. Mo was president of Sunbofa Group, Inc., an investment consulting company. From 1991 to 1994, he was President of the Chemical Division, and from 1988 to 1994 the Vice President of Manufacturing and Medicinal Chemistry, of Greenwich Pharmaceuticals, Inc. Prior thereto, he served in various executive positions with several major pharmaceutical companies, including Johnson & Johnson, Rorer Pharmaceuticals, and predecessors of SmithKline Beecham. Dr. Mo received his Ph.D. in Industrial and Physical Pharmacy from Purdue University in 1977.

    JAMES L. YEAGER, PH.D. Dr. Yeager has been Vice President, Business Development since June 1996. Prior to joining the Company, Dr. Yeager was the Vice President of Research and Development for Pharmedic Company, during which time he specialized in the building and managing of new product development programs. From 1989 to 1992, Dr. Yeager held international managerial positions with Abbott Laboratories. Dr. Yeager received his Ph.D. in Industrial and Physical Pharmacy from Purdue University in 1978. Dr. Yeager is also a member of the Company's Scientific Advisory Committee. Dr. Yeager commenced full-time employment with the Company on January 1, 1997.

    VIVIAN H. LIU. Ms. Liu has been Vice President, Treasurer and Secretary of the Company since September, 1995. In 1994, while the Company was in a transitional period, Ms. Liu served as its Chief Executive Officer. From 1985 to 1994, she was a business and investment adviser to the government of Quebec and numerous Canadian companies with respect to product distribution, technology transfer and investment issues. Ms. Liu received her Masters Degree in International Finance from the University of Southern California, and a Bachelor of Arts degree in International Trade from the University of California, Berkeley.

    GILBERT S. BANKER, PH.D. Dr. Banker has been a Director of the Company since September 1995. Since 1992, Dr. Banker has been Dean and a distinguished professor of the College of Pharmacy at the University of Iowa. From 1985 to 1992, he was Dean and Professor of the College of Pharmacy at the University of Minnesota. Prior to that time, he was the Department Head of Industrial and Physical Pharmacy at Purdue University for 18 years. Dr. Banker has authored numerous publications, lectures internationally and consults to several major pharmaceutical companies. Dr. Banker received his Ph.D. in Industrial Pharmacy from Purdue University in 1957. Dr. Banker is also a member of the Company's Scientific Advisory Committee.

    ROBERT W. GRACY, PH.D. Dr. Gracy has been a Director of the Company since January 1997. Dr. Gracy is the Dean for Research and Biotechnology and Associate Dean for Basic Science at the University of North Texas Health Science Center in Fort Worth, Texas. Since 1985, Dr. Gracy has received over $5 million in research grants and contracts. His current projects focus on three aspects of the biochemical changes associated with aging: changes at the cellular level, wound and tissue repair, and vision impairment. Dr. Gracy is a consultant to number of the major pharmaceutical companies. Dr. Gracy lectures internationally and has published over 140 papers regarding his research. Dr. Gracy received his Ph.D. in Biochemistry from the University of California,

Riverside in 1968 and completed a postdoctoral in Molecular Biology at the Albert Einstein College of Medicine in New York in 1970. Dr. Gracy is also a member of the Company's Scientific Advisory Committee.

    YU-CHUNG WEI. Mr. Wei has been a Director of the Company since March 1997. Mr. Wei is Chairman of the Board of Directors and Chief Executive Officer of Alfa Romeo (Taiwan) Motor Company. From 1993 to 1994, he served as Special Advisor to Tai-Lung Holding Co., Ltd., a Taiwan-based investment conglomerate. From 1989 to 1993, Mr. Wei held various managerial positions at Kidder, Peabody Incorporated and Merrill Lynch & Co., Inc., in New York City. Mr. Wei received his MBA in Finance and Management Information Systems from Pace University in New York.


    Dr. Gracy and Mr. Wei are Class I Directors with terms that expire at the 1997 annual meeting of shareholders, Dr. Banker is a Class II Director with a term that expires at the 1998 annual meeting of shareholders and Dr. Mo is a Class III Director with a term that expires at the 1999 annual meeting of shareholders.


SCIENTIFIC ADVISORY COMMITTEE

    The members of the Company's Scientific Advisory Committee are Gilbert S. Banker, Ph.D., J.R. Chen, Ph.D., S. Dan Dimitrijevich, Ph.D., Robert W. Gracy, Ph.D., Neal S. Penneys, M.D., Ph.D., J. Howard Rytting, Ph.D. and James L. Yeager, Ph.D. The Scientific Advisory Committee provides advice and assistance to the Company with regard to issues that arise within the committee members' expertise. Although Scientific Advisory Committee members are not compensated for their services in such capacity, certain members have received stock options for services rendered to the Company on an individual basis. Summaries of the backgrounds of Scientific Advisory Committee members who are not Executive Officers or Directors of the Company are set forth below.


    J.R. CHEN, PH.D. Dr. Chen is the President and Chief Executive Officer of Sage Pharmaceuticals, Inc., a manufacturer and distributor of pharmaceutical and health care products, including generic and proprietary formulations and skin- and wound-care products, which he founded in 1991. Dr. Chen has 20 years of experience in the field of drug development. Dr. Chen received his Ph.D. in Physical Pharmacy from the University of Iowa.

    S. DAN DIMITRIJEVICH, PH.D. Dr. Dimitrijevich is an Associate Research Professor at the Department of Biochemistry and Molecular Biology and Department of Surgery, and a Faculty member of the Cardiovascular Research Institute at the University of North Texas Health Science Center at Fort Worth. Since 1969, Dr. Dimitrijevich has carried out original research in synthetic organic chemistry of carbohydrates, nucleosides and nucleotides and was involved in the New Drug Application for the antiviral drug Ribovirin-Registered Trademark-/Virazole-Registered Trademark-. Dr. Dimitrijevich received his Ph.D. in Carbohydrate Chemistry from the University of Bath, England in 1969, and from 1969 to 1974, completed research fellowships at the Department of Chemistry, University of Alberta, Canada, the Institute of Molecular Biology at Syntex Research in Palo Alto, California, and the Glycoprotein Research Unit at the University of Durham, England.

    NEAL S. PENNEYS, M.D., PH.D. Dr. Penneys is the director of Dermatology and Professor of Medicine, Pathology and Pediatrics at the St. Louis University School of Medicine, and is also a staff physician at the St. Louis University Hospital and St. Mary's Hospital in Missouri. He has served on numerous governmental advisory committees, including the FDA Dermatological Drugs Advisory Committee from 1985 to 1989, the FDA Advisory Panel on Orphan Drugs from 1992 to 1994 and the Panel on OTC Agents in 1994. Dr. Penneys has also been a senior FDA consultant since 1989. He has published over 200 books and papers regarding his work and has earned international recognition for his expertise. Dr. Penneys received his M.D. from the University of Pennsylvania in 1967 and his Ph.D. in Biochemistry from the University of Miami in 1973.

    J. HOWARD RYTTING, PH.D. Dr. Rytting is a Professor of Pharmaceutical Chemistry at the University of Kansas, and the Editor-in-Chief of the INTERNATIONAL JOURNAL OF PHARMACEUTICS. Dr. Rytting has published over 100 articles and over 100 abstracts regarding his research in the areas of solution thermodynamics and its applications to drug designs and delivery, and the stability of oral, rectal, transdermal and intestinal drug delivery. He was designated a Fellow of the American Association of Pharmaceutical Scientists in 1990. Dr. Rytting received his Ph.D. in Physical Chemistry from Brigham Young University in 1969.

ITEM 6.  EXECUTIVE COMPENSATION.

SUMMARY COMPENSATION TABLE

    The following table sets forth the compensation paid by the Company during the fiscal years ended December 31, 1996, 1995 and 1994 to the Chief Executive Officer and its two other most highly compensated executive officers:

                           SUMMARY COMPENSATION TABLE

FISCAL
ANNUAL COMPENSATION
LONG-TERM
COMPENSATIONNAME AND POSITION     YEAR SALARY    OTHER     RESTRICTED STOCK
AWARDS(4)

Joseph Mo, Ph.D.                    1996     $120,000      $  --       $500,000
Chairman of the Board of            1995        --           20,000       --
Directors, President and Chief      1994        --            --          --
Executive Officer(1)

James L. Yeager, Ph.D.              1996        --           20,000      75,000
Vice President, Business            1995        --            --          --

Development(2)                      1994        --             --         --

Vivian H. Liu                       1996       63,666          --        50,000
Vice President, Treasurer and       1995       16,000          --         --
Secretary(3)                        1994        --             --         7,000

(1) In 1995, Dr. Mo was paid a $20,000 consulting fee. He began receiving a salary of $120,000 per year in 1996.
(2) In 1996, Dr. Yeager was paid a $20,000 consulting fee. He began receiving a salary of $100,000 per year in 1997.
(3) Ms. Liu began receiving a salary of $48,000 per year on September 1, 1995. On May 1, 1996, her salary was increased to $80,000 per year. On February 3, 1997, Ms. Liu began receiving a salary of $88,000 per year.
(4) In February 1996, Drs. Mo and Yeager and Ms. Liu received 1,000,000, 150,000 and 100,000 shares of Common Stock, respectively, valued at $.50 per share, for services provided to the Company. In addition, in 1994, Ms. Liu received 5,000 shares of Common Stock, valued at $1.40 per share, for services provided to the Company.

EMPLOYMENT AGREEMENTS

    There are currently no employment agreements between the Company and any of its executive officers.

DIRECTOR COMPENSATION

    Except for the reimbursement of travel expenses and the awarding of incentive stock options, described in "Stock Option and Incentive Award Plans" below, there is no arrangement for the compensation of directors.


STOCK OPTION INFORMATION

    The following table sets forth information concerning options granted during fiscal 1996 to the executives named in the Summary Compensation Table above.

                      STOCK OPTION GRANTS IN LAST FISCAL YEAR

                                  % OF TOTAL                MARKET
                      NUMBER OF    OPTIONS                 PRICE OF
                      SECURITIES  GRANTED TO   EXERCISE   UNDERLYING

                      UNDERLYING  EMPLOYEES     PRICE    SECURITY ON
                       OPTIONS    IN FISCAL     ($ PER     DATE OF    EXPIRATION
     NAME             GRANTED(1)     YEAR       SHARE)     GRANT(2)      DATE

Y. Joseph Mo, Ph.D.     760,000     61.04        2.00        2.00      12/04/06

James L. Yeager, Ph.D.  180,000     14.46        2.00        2.00      12/04/06

Vivian H. Liu           130,000     10.44        2.00        2.00      12/04/06

(1) Includes 750,000, 170,000 and 120,000 shares of Common Stock underlying options granted to Dr. Mo, Dr. Yeager and Ms. Liu, respectively, which options will vest over a three-year period commencing in 1997.
(2) Based on a selling price of $2.00, the price of the Common Stock sold by the Company in recent private placements.

    The following table sets forth information concerning the value of unexercised options as of December 31, 1996 held by the executives named in the Summary Compensation Table above. No options were exercised during 1996.

                       FISCAL YEAR-END OPTION VALUES

                        NUMBER OF SECURITIES
                       UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED IN-THE-
                     OPTIONS AT FISCAL YEAR END     MONEY OPTIONS AT FISCAL YEAR
                         [EXERCISABLE (E)/             END [EXERCISABLE(E)/
      NAME               UNEXERCISABLE (U)]           UNEXERCISABLE (U)] (1)

Y. Joseph Mo, Ph.D.          410,000 (E)                     $700,000 (E)
                             850,000 (U)                      175,000 (U)

James L. Yeager, Ph.D.        15,000 (E)                        8,750 (E)
                             170,000 (U)                            0 (U)

Vivian H. Liu                130,000 (E)                      210,000 (E)
                             150,000 (U)                       52,500 (U)

(1) Based on the amount by which $2.00, the price of the Common Stock sold by the Company in recent private placements, exceeds the exercise price of the options.

STOCK OPTION AND INCENTIVE AWARD PLANS

    On December 4, 1996, the Company adopted the NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan (the "Stock Option Plan"), for the purpose of attracting, retaining and maximizing the performance of executive officers and key employees, and the NexMed, Inc. Recognition and Retention Stock Incentive Plan (the "Recognition Plan"), for the purpose of attracting and retaining individuals with renown, ability and intelligence to serve the Company as directors and consultants and to provide a direct link between the compensation of such individuals with shareholder value. 1,500,000 shares of Common Stock have been reserved by the Company for issuance of awards under the Stock Option Plan and 500,000 shares of Common Stock have been reserved for awards under the Recognition Plan. Both the Stock Option Plan and the Recognition Plan have a term of ten years.

    STOCK OPTION PLAN. The Stock Option Plan provides for the grant of "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, non-statutory stock options, stock appreciation rights and restricted stock awards. It is contemplated that the Stock Option Plan will eventually be administered by a Compensation Committee of the Board of Directors (the "Compensation Committee"), which Committee has not yet been created. The exercise price for non-statutory stock options may be equal to or less than 100 percent of the fair market value of shares of Common Stock on the date of grant. The exercise price for incentive stock options may not be less than 100 percent of the fair market value of shares of Common Stock on the date of grant (110 percent of fair market value in the case of incentive stock options granted to employees who hold more than ten percent of the voting power of the Company's issued and outstanding shares of Common Stock).

    Options granted under the Stock Option Plan may not have a term of more than a ten-year period (five years in the case of incentive stock options granted to employees who hold more than ten percent of the voting power of the Company's Common Stock) and generally vest over a three-year period. Options generally terminate three months after the optionee's termination of employment by the Company for any reason other than death, disability or retirement, and are not transferable by the optionee other than by will or the laws of descent and distribution.

    The Company's Board of Directors granted options to purchase 1,185,000 shares of Common Stock at an exercise price of $2.00 per share to six employees, including grants of 750,000 options to Dr. Mo, 170,000 options to Dr. Yeager and 120,000 options to Ms. Liu. Such options have a term not in excess of ten years and vest over a three-year period. In addition, the Board of Directors granted options to purchase 50,000 shares of Common Stock at an exercise price of $2.00 per share to five employees for services rendered to the Company, including the grants of 10,000 options to each of Dr. Yeager and Ms. Liu. Such options have a term not in excess of ten years.

    In February 1997, the Board of Directors granted additional options to purchase a total of 75,000 shares of Common Stock at an exercise price of $2.00 per share to three new middle-management employees. Such options have a term not in excess of ten years and vest over a three-year period.

    The plan also provides for grants of stock appreciation rights ("SARs") which entitle a participant to receive a cash payment, equal to the difference between the fair market value of a share of Common Stock on the exercise date and the exercise price of SAR. The exercise price of any SAR granted under the Stock Option Plan will be determined by the Board of Directors in its discretion at the time of the grant. SARs granted under the Stock Option Plan may not be exercisable for more than a ten year period. SARs generally terminate one month after the grantee's termination of employment by the Company for any reason other than death, disability or retirement. Although the Board of Directors has authority to grant SARs, it does not have any present plans to grant SARs.

    Restricted stock awards which consist of grants of shares of Common Stock subject to a restricted period during which the restricted common shares may not be sold, assigned, transferred, made subject to a gift, or otherwise disposed of, mortgaged, pledged, or otherwise encumbered may also be made under the Plan. At this time, the Board of Directors has not granted, and does not have any plans to grant, restricted shares of Common Stock.

    RECOGNITION PLAN. The Recognition and Retention Plan provides for incentive award grants that are substantially similar to those made under the Stock Option Plan. It is contemplated that the Recognition and Retention Plan will also eventually be administered by a Compensation Committee. An eligible director or consultant selected for participation in this Plan may be granted a non-statutory stock option, a stock appreciation right or a restricted stock award. Incentive stock options will not be granted under this Plan. Recognition Plan awards generally vest over a three-year period and will be subject to attainment of performance goals, with all such terms to be specified in the written grant agreement between the Company and the award holder.

    The Board of Directors made initial grants under the Recognition Plan of options to purchase 60,000 shares at an exercise price of $2.00 per share to Dr. Banker. Such options have a term not in excess of ten years and vest over a three-year period. In addition, the Board of Directors granted options to purchase 230,000 shares at an exercise price of $2.00 per share to certain directors and consultants for services rendered to the Company, including the grant of 10,000 options to Dr. Mo. Such options have a term not in excess of ten years. The Board of Directors also granted one sales representative an option to purchase up to 50,000 shares of Common Stock at an exercise price of $2.00 per share and for a term not in excess of ten years. The representative's option shall only vest if he introduces and completes sales transactions for the Company or a subsidiary, where the aggregate gross proceeds from resulting executed contracts, agreements or firm commitments are equal to or greater than $1,000,000 and all such proceeds are received within the 1997 calendar year.

    In February 1997, the Board of Directors granted additional options to purchase 85,000 shares at an exercise price of $2.00 per share, 75,000 of such options to Mr. Wei and 10,000 of such options to Dr. Dimitrijevich. Mr. Wei's options have a term not in excess of ten years and vest over a three-year period and Dr. Dimitrijevich's options were granted for services rendered to the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

    Pursuant to a unanimous written consent of the Board of Directors on February 16, 1996, a number of persons, including certain of the Company's officers, directors, Scientific Advisory Committee members, attorneys and consultants received a total of 1,600,000 shares of Common Stock valued at $.50 per share, issued in reliance upon Section 4(2) of the Securities Act. In addition, certain of the Company's Executive Officers and Directors hold options to purchase an aggregate of 735,000 shares of Common Stock at an exercise price of $.25 per share. With regard to the Company's issuance of additional stock options to senior management, see Part I, Item 6, "Executive Compensation - Stock Option and Incentive Award Plans."

    In November 1996, the Company issued warrants to purchase 150,000 shares of Common Stock to Pryor, Cashman, Sherman & Flynn, its outside legal counsel. Such warrants have a ten-year term, are exercisable for a price of $1.00 per share and vest over three years.

ITEM 8.  DESCRIPTION OF SECURITIES.

    The Company is authorized to issue 40,000,000 shares of Common Stock, $.001 par value per share, and 10,000,000 shares of Preferred Stock, par value $.001 per share.

    Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to shareholders. Holders of Common Stock are entitled to receive such dividends as are declared by the Board of Directors from time to time. Payment of dividends will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors.
There is no present intention by the Company to pay dividends. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share ratably in the assets remaining after payment in full to creditors and holders of any Preferred Stock (if subsequently issued by the Company) having liquidation preference over the Common Stock. There are no preemptive, conversion, redemption or cumulative voting rights applicable to the Common Stock. As of May 12, 1997, 6,160,098 shares of the Company's Common Stock were issued and outstanding.

    The Board of Directors is empowered by the Company's Articles of Incorporation, as amended, to designate and issue from time to time one or more classes or series of Preferred Stock without any action of the shareholders.
The Board of Directors may authorize issuance's in one or more classes or series, and may fix and determine the relative rights, preferences, and limitations of each class or series so authorized. Such action could adversely affect the voting power of Common Stock or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

                                       PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

    The Company's Common Stock has been quoted on the Over-the-Counter Bulletin Board since October 1995 under the symbol "NEXM." The following table sets forth, based on information received from the National Quotation Bureau, the high and low bid prices for the Common Stock for the quarters indicated. The quotations represent bid between dealers and do not include retail mark-up, mark-down or commissions, and do not represent actual transactions.


                       THREE MONTHS ENDED
         -------------------------------------------------
1997     MARCH 31     JUNE 30   SEPTEMBER 30   DECEMBER 31
-------  --------     -------   ------------   -----------
HIGH      $ 3.00       $ --        $ --           $ --
LOW         1.50         --          --             --

1996
-------
HIGH         .875       2.00        2.75           1.00
LOW          .50         .75        1.00            .875

1995(1)
-------
HIGH         .20         .20         .20            .625
LOW          .20         .20         .10            .10

(1) On October 2, 1995, a reverse stock split of 20 to one became effective for all of the issued and outstanding shares of Common Stock. All 1995 quotations have been restated based on the reverse stock split.

    As of May 12, 1997, there were 206 holders of record of 6,160,098 shares of Common Stock.

SHARES ELIGIBLE FOR SALE

    Sales in the market of substantial amounts of currently outstanding Common Stock could have an adverse effect on the price of the Common Stock. A total of 3,061,348 shares of the 6,160,098 shares of Common Stock currently issued and outstanding are, or within the next 12 months will be, eligible for resale, subject, in certain cases, to the applicable volume and other limitations set forth in Rule 144 of the Securities Act. Of the remaining 3,093,750 shares of Common Stock, 322,500 shares will be eligible for resale in November 1997 and 62,500 shares will be eligible for resale in February 1998, subject to Rule 144 limitations. In addition, 1,000,000 shares issued by the Company in reliance upon Regulation S of the Securities Act, as currently in effect, may also be eligible for resale in February 1998 in the United States, pursuant to subscription agreements between the Company and the subscribers for such shares which specify one-year restricted periods, if at that time it is determined that an exemption for resales into the United States is available (see Part II, Item 4, "Recent Sales of Unregistered Securities").

DIVIDENDS

    The Company anticipates that for the foreseeable future, earnings will be retained for the development of its business. Accordingly, the Company does not anticipate paying dividends on the Common Stock in the foreseeable future. The payment of future dividends will be at the sole discretion of the Company's Board of Directors and will depend on, among other things, future earnings, capital requirements, the general financial condition of the Company and general business conditions.

ITEM 2.  LEGAL PROCEEDINGS.


    In January 1997, a complaint was filed against the Company in the District Court, Third Judicial District, Salt Lake County, State of Utah, by Genie Total Products, Inc., a Nevada Corporation. It is alleged in the complaint that the plaintiff entered into a three-year agreement on December 1, 1993 to provide consulting and marketing services to the Company for a stated monthly amount, but that no payments were made. The President of Genie Total Products, Inc. is Clealon B. Mann, a resident of Salt Lake City, Utah. The suit, which claims breach of contract, unjust enrichment and anticipatory breach of contract, requests damages of $388,062.50, including interest, plus costs and attorney's fees. The Company believes that this lawsuit is without merit and intends to defend its position vigorously. On March 3, 1997, the Company filed a motion for dismissal, which is currently pending before the Court.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

    At a meeting on February 1, 1997, the Company's Board of Directors confirmed the appointment of Price Waterhouse LLP as the Company's outside auditors and dismissed Boros & Farrington, its former auditors. The decision to engage Price Waterhouse LLP did not result from disagreements with Boros & Farrington. The Company intends to retain Boros & Farrington for other services. There were no disagreements with Boros & Farrington regarding accounting principles or practices, financial statement disclosure, or auditing scope or procedure. Boros & Farrington's reports for the years ended December 31, 1994 and 1995 did not contain an adverse opinion or a disclaimer of an opinion or qualifications as to uncertainty, audit scope or accounting principles. Prior to retaining Price Waterhouse LLP, the Company had not consulted Price Waterhouse LLP regarding the application of accounting principles, the type of audit opinion that might be rendered on the Company's financial statements, or any event that was either a reportable event or the subject of a disagreement.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

    In August 1995 the Company completed a Regulation S offering to 17 individuals, selling 33,000,000 shares of Common Stock, for gross proceeds of $330,000. After offering expenses and a commission paid to the placement agent, American Pacific Investments, Ltd., Hong Kong, the Company received net proceeds of approximately $267,000.

    In August 1995, the Company issued 827,500 shares of Common Stock with a total offering price of $8,275 to eight individuals to acquire the outstanding royalty rights to a device for the treatment of herpes simplex, in reliance upon Section 4(2) of the Securities Act.

    On October 2, 1995, a reverse stock split of 20 to one became effective for all of the issued and outstanding shares of Common Stock.

    On February 16, 1996, the Company issued a total of 1,600,000 shares of Common Stock, valued at $.50 per share and with a total offering price of $800,000, to 19 individuals, including certain of the Company's Officers, Directors, Scientific Advisory Committee members, attorneys and consultants, in reliance upon Section 4(2) of the Securities Act.

    In April 1996, the Company issued 12,500 shares of Common Stock, valued at $.50 per share and with a total offering price of $6,250, to three noteholders as part of a unit offering including promissory notes, in reliance upon Section 4(2) of the Securities Act.

    In May 1996, the Company completed a Regulation S offering of 500,000 shares of Common Stock to China Venture Investment (H.K.) Ltd. for gross proceeds of $1,000,000. In connection with the offering, 75,000 shares of Common Stock with a total value of $150,000 were issued as a commission to the placement agent, American Pacific Investments, Ltd., Hong Kong.

    In October 1996, the Company acquired technology relating to absorption enhancers for topical pharmaceutical formulations from Odontex, Inc. in exchange for 75,000 shares of Common Stock with a total value of $150,000, or $2.00 per share, issued in reliance upon Section 4(2) of the Securities Act.

    In November 1996, the Company issued a total of 322,500 shares of Common Stock at a total offering price of $645,000, or $2.00 per share, to five individual investors pursuant to an exemption from registration under the Securities Act provided by Rule 506 of Regulation D promulgated thereunder.

    In November 1996, the Company issued warrants to purchase 150,000 shares of Common Stock at $1.00 per share to Pryor, Cashman, Sherman & Flynn, its outside legal counsel, as consideration for legal services performed relating to the sale of Common Stock in November 1996 and other matters. The estimated fair value of the Common

Stock was $2.00 per share at that time. The warrants have a term of ten years and vest in equal installments over a three year period.

    In January 1997, the Company issued a $100,000 promissory note bearing interest at 10% per annum to one noteholder. The note must be repaid by December 31, 1997 and the noteholders may convert the unpaid note into common stock at a conversion price of $2.50 per share. In conjunction with the issuance of the note, the Company granted the purchaser of such note 7,500 shares of Common Stock. The Company has valued these shares at $15,000 ($2.00 per share) which is being accounted for as debt discount and amortized over the life of the note.

    In February 1997, the Company completed a Regulation S offering of 1,000,000 shares of Common Stock to four individuals and an offering of 62,500 shares of Common Stock to five individuals pursuant to an exemption for registration under the Securities Act provided by Rule 506 of Regulation D promulgated thereunder. The price of the Common Stock in both offerings was $2.00 per share and the total offering prices were $2,000,000 and $125,000, respectively.

    In February 1997, the Company issued 13,750 shares of Common Stock with a total value of $27,500, or $2.00 per share, to one individual as part of a unit offering including promissory notes, in reliance upon Section 4(2) of the Securities Act.

    In March 1997, the Company issued 5,000 shares of Common Stock pursuant to the exercise of one individual's option to purchase Common Stock at $.25 per share.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Pursuant to Article XI of the Company's Amended and Restated Articles of Incorporation, the Company shall indemnify any and all persons who may serve at any time as directors or officers or who at the request of the Board of Directors of the Company may serve or at any time have served as directors or officers of another corporation in which the Company at such time owned or may own shares of stock or which it was or may be a creditor, and their respective heirs, administrators, successors, ad assignees, against any and all expenses, including amounts paid upon judgments counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily incurred by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which may be asserted against them or any of them, by reason of being or having been directors or officers or a director or officer of the Company, or such other corporation, except in relation to matters as to which any such director or officer or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty.

    Pursuant to Section 8.1 of the Company's By-laws, no officer or director shall be personally liable for any obligations arising out of any acts or conduct of said officer or director performed for or on behalf of the Company. The Company shall indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a director or officer of the Company from and against any and all claims, judgments and liabilities to which such persons shall become subject by any reason of his having been a director of officer of the Company, or by reason of any action alleged to have been taken or omitted to have been taken by him as such director or officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability; including power to defend such person from all suits as provided for under the provisions of the Nevada Business Corporation Act; provided, however, that no such person shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The Company, its directors, officers, employees and agents shall be fully protected in taking any action or making any payment or in refusing so to do in reliance upon the advice of counsel.

    Section 78.751 of the Nevada General Corporation Law permits a corporation to indemnify a present or former director, officer, employee or agent of the corporation, or of another entity which such person is or was serving in such capacity at the request of the corporation, against expenses, including legal expenses, arising by reason of service in such capacity if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation had no reasonable cause to believe his conduct was unlawful. In the case of actions brought by or in the right of corporation, indemnification may be made if the person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation; provided, however, that no indemnification may be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                                    PART F/S
                              FINANCIAL STATEMENTS

NexMed, Inc.
(A development stage company)
Consolidated Financial Statements
December 31, 1996 and 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of NexMed, Inc.

    In our opinion, based upon our audit and the reports of other auditors, the accompanying consolidated balance sheet and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows present fairly, in all material aspects, the financial position of NexMed, Inc. and its subsidiary (a development stage company) at December 31, 1996, and the results of their operations and their cash flows for the year then ended and the period from inception (January 1, 1994) through December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of NexMed, Inc. for the period from inception (January 1, 1994) through December 31, 1995, which statements reflect 24% of the cumulative net loss and 28%, 0% and 21% of the cumulative net cash flows from operating, investing and financing activities, respectively, from inception (January 1, 1994) through December 31, 1996. These statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to the amounts for the period from inception (January 1, 1994) through December 31, 1995 is based solely on the reports of the other auditors. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a reasonable basis for the opinion expressed above.

To the Board of Directors and Stockholders of NexMed, Inc.
Page 2


    The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in
Note 1 to the financial statements, the Company is a development stage company and has suffered operating losses since inception. These and other factors, as discussed in Note 1, raise substantial doubt about its ability to continue as a going concern. As such, the Company is dependent on capital infusions from existing and new investors to fund operations. Management's plans in regard to these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PRICE WATERHOUSE LLP
New York, New York
February 25, 1997

INDEPENDENT AUDITOR'S REPORT

Board of Directors
NexMed, Inc.

    In our opinion, the accompanying consolidated statements of operations, of cash flows and of changes in stockholders' equity for the year ended December 31, 1995 and the consolidated statements of operations, of cash flows and of changes in stockholders' equity for the period from inception (January 1, 1994) through December 31, 1995 (not presented separately herein) present fairly, in all material respects, the results of operations and cash flows of NexMed, Inc. for the year ended December 31, 1995 and the period from inception (January 1, 1994) through December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. We have not audited the consolidated financial statements of NexMed, Inc. for any period subsequent to December 31, 1995.

BOROS & FARRINGTON, APC
San Diego, California
May 10, 1996

NexMed, Inc.                                                                4
(A development stage company)
Consolidated Balance Sheet
December 31, 1996
------------------------------------------------------------------------------
                                    ASSETS

Current assets:
  Cash and cash equivalents......................................  $  194,577
  Prepaid expenses...............................................      30,000
    Total current assets.........................................     224,577
                                                                   ----------
Equipment........................................................      83,705
Furniture........................................................       5,455
                                                                   ----------
  Total equipment and furniture..................................      89,160
Less accumulated depreciation....................................     (4,258)
                                                                   ----------
                                                                       84,902
                                                                   ----------
Advance to Joint Venture.........................................     300,000
                                                                   ----------
  Total Assets...................................................  $  609,479
                                                                   ----------
                                                                   ----------

                 LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable..................................................   $  50,000
  Accounts payable...............................................      85,408
  Accrued expenses...............................................       5,998
                                                                    ---------
    Total current liabilities....................................     141,406
                                                                    ---------
Commitments and contingencies (Notes 1, 3, 9 and 10)

Stockholders' equity:
  Preferred stock, $.001 par value, 10,000,000 shares
    authorized, none issued and outstanding......................       --
  Common stock, $.001 par value, 40,000,000 shares authorized,
    5,071,348 shares issued and outstanding......................       5,071
  Additional paid-in capital.....................................   4,847,032
  Accumulated deficit............................................  (4,323,968)
                                                                    ---------
                                                                      528,135
Less: Deferred compensation......................................     (60,062)
                                                                    ---------
  Total stockholders' equity.....................................     468,073
                                                                    ---------
  Total liabilities and stockholders' equity.....................   $ 609,479
                                                                    ---------
                                                                    ---------

The accompanying notes are an integral part of these consolidated financial statements.

NexMed, Inc.                                                                5
(A development stage company)
Consolidated Statement of Operations
------------------------------------------------------------------------------

                                                                                                   JANUARY 1, 1994
                                                                                                   (INCEPTION OF
                                                                            FOR THE YEAR ENDED     DEVELOPMENT STAGE
                                                                                DECEMBER 31,       TO DECEMBER 31,
                                                                             1996           1995         1996
                                                                          ------------------------   -----------
Revenue                                                                    $        --  $        --  $        --
                                                                           -----------  -----------  -----------
Operating expenses
  Selling, general and administrative....................................    2,076,360       92,211    2,222,909
  Research and development...............................................    1,040,396      169,073    1,872,763
                                                                           -----------  -----------  -----------
    Total operating expenses.............................................    3,116,756      261,284    4,095,672
                                                                           -----------  -----------  -----------
Loss from operations.....................................................   (3,116,756)    (261,284)  (4,095,672)
Interest expense, net....................................................        1,637        3,104        6,491
                                                                           -----------  -----------  -----------
    Net loss.............................................................  $(3,118,393) $  (264,388) $(4,102,163)
                                                                           -----------  -----------  -----------
                                                                           -----------  -----------  -----------
Loss per common share....................................................  $     (0.72) $     (0.19)
                                                                           -----------  -----------
                                                                           -----------  -----------
Weighted average common shares outstanding...............................    4,327,548    1,400,244
                                                                           -----------  -----------
                                                                           -----------  -----------

NexMed, Inc.                                                                 6
(A development stage company)
Consolidated Statement of Changes in Stockholders' Equity
------------------------------------------------------------------------------

                                 COMMON       COMMON     ADDITIONAL                                    TOTAL
                                 STOCK        STOCK       PAID-IN       ACCUMULATED     DEFERRED    STOCKHOLDERS'
                                (SHARES)     (AMOUNT)      CAPITAL        DEFICIT     COMPENSATION     EQUITY
-----------------------------  -----------  -----------  ------------  -------------  ------------  -------------
Balance at inception of
  development stage
  (January 1, 1994)........      296,465  $       296  $    224,865   $  (221,805)   $       --    $    3,356
Issuance of common stock
  for patents and other
  devices..................      267,500          268       374,232            --            --       374,500
Issuance of common stock
  for services.............      135,214          135       189,164            --            --       189,299
Issuance of common stock
  for cash.................       95,794           96       134,014            --            --       134,110
Net loss                              --           --            --      (719,382)           --      (719,382)
                               -----------  -----------  ------------  -------------  ------------  ------------
Balance at December 31,
  1994.....................      794,973          795       922,275      (941,187)           --       (18,117)
Issuance of common stock
  for cash.................    1,650,000        1,650       265,062            --            --       266,712
Issuance of common stock
  for royalty rights.......       41,375           41         8,234            --            --         8,275
Net loss                                                                  (264,388)          --      (264,388)
                               -----------  -----------  ------------  -------------  ------------  ------------
Balance at December 31,
  1995.....................    2,486,348        2,486     1,195,571    (1,205,575)           --        (7,518)
Issuance of common stock
  for services.............    1,600,000        1,600       798,400            --            --       800,000
Issuance of common stock
  with notes payable.......       12,500           13         6,237            --            --         6,250
Issuance of common stock
  for cash.................      575,000          575       985,521            --            --       986,096
Issuance of compensatory
  options to a consultant             --           --        51,200            --        (5,632)       45,568
Vesting of performance
  based options............           --           --       665,000            --            --       665,000
Issuance of common stock
  for patents and other
  technology...............       75,000           75       149,925            --            --       150,000
Issuance of common stock
  for cash.................      322,500          322       619,678            --            --       620,000
Issuance of compensatory
  warrants to an advisor              --           --       109,500            --            --       109,500
Issuance of compensatory
  options to consultants              --           --       209,000            --            --       209,000
Issuance of compensatory
  options to a consultant             --           --        57,000            --       (54,430)        2,570
Net loss...................                                            (3,118,393)          --    (3,118,393)
                              -----------  -----------  ------------  -------------  ------------  ------------
Balance at December 31,
  1996.....................    5,071,348  $     5,071  $  4,847,032   $(4,323,968)   $  (60,062)   $  468,073
                              -----------  -----------  ------------  -------------  ------------  ------------
                              -----------  -----------  ------------  -------------  ------------  ------------

NexMed, Inc.                                                                7
(A development stage company)
Consolidated Statement of Cash Flows
------------------------------------------------------------------------------

                                                                                                   JANUARY 1, 1994
                                                                                                   (INCEPTION OF
                                                                            FOR THE YEAR ENDED     DEVELOPMENT STAGE
                                                                                DECEMBER 31,       TO DECEMBER 31,
                                                                             1996           1995         1996
                                                                          ------------------------   -----------
Cash flows from operating activities:
  Net (loss).............................................................  $(3,118,393) $ (264,388)  $(4,102,163)
  Adjustments to reconcile net loss to net cash from operating activities
    Depreciation.........................................................        4,258          --        4,258
    Stock issued for patents and other rights............................      150,000       8,275      532,775
    Non-cash compensation expense........................................    1,837,888          --    2,027,187
    Increase in prepaid expenses.........................................      (30,000)         --      (30,000)
    Decrease in other assets.............................................        9,800          --        1,825
    Increase (decrease) in accounts payable..............................       79,731     (22,339)      85,407
    Increase in accrued liabilities......................................        5,998          --        5,998
                                                                           -----------  ----------  ------------
      Net cash used in operating activities..............................   (1,060,718)   (278,452)  (1,474,713)
                                                                           -----------  ----------  ------------
Cash flows from investing activities:
  Capital expenditures...................................................      (89,160)         --      (89,160)
  Advance to joint venture...............................................     (300,000)         --     (300,000)
                                                                           -----------  ----------  ------------
      Net cash used in investing activities..............................     (389,160)         --     (389,160)
                                                                           -----------  ----------  ------------
Cash flows from financing activities:
  Issuance of common stock, net of offering costs........................    1,606,096     266,712    2,006,918
  Issuance of notes payable..............................................      140,000      25,000      165,000
  Repayment of notes payable.............................................     (115,000)         --     (115,000)
                                                                           -----------  ----------  ------------
      Net cash from financing activities.................................    1,631,096     291,712    2,056,918
                                                                           -----------  ----------  ------------
Net increase in cash and cash equivalents................................      181,218      13,260      193,045
Cash and cash equivalents:
  Beginning of period....................................................       13,359          99        1,532
                                                                           -----------  ----------  ------------
  End of period..........................................................  $   194,577  $   13,359   $  194,577
                                                                           -----------  ----------  ------------
                                                                           -----------  ----------  ------------

The accompanying notes are an integral part of these consolidated financial statements.

NexMed, Inc.                                                                8
(A development stage company)
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

1. ORGANIZATION AND BASIS OF PRESENTATION

ORGANIZATION

    The Company, formerly known as BioElectric, Inc. and previously as Target Capital, Inc., was incorporated in Nevada in 1987. In January 1994, the Company began research and development of a device for the treatment of herpes simplex. The Company, since 1995, has conducted research and development both domestically and abroad on proprietary pharmaceutical products, with the goal of growing through acquisition and development of pharmaceutical products and technology. Prior to January 1994, the Company was engaged in other businesses which were not successful.

    The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. Since its inception as a medical and pharmaceutical technology company in 1994, the Company has incurred cumulative net operating losses of $4,102,163 and expects to incur substantial additional losses in completing the research, development and commercialization of its technologies. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations as they come due. Management is actively pursuing various options which include securing additional equity and/or debt financing and believes that sufficient funding will be available to meet its planned business objectives (see Note 10). The financial statements do not include any adjustments relating to the recoverability of the carrying amount of recorded assets or the amount of liabilities that might result from the outcome of these uncertainties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

    Significant accounting principles followed by the Company in preparing its financial statements are as follows:

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, NexMed International Limited, a British Virgin Islands Company based in Hong Kong. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS

    For purposes of the statement of cash flows, cash equivalents represent all highly liquid investments with an original maturity date of three months or less.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    The carrying value of cash and cash equivalents, and accounts payable and accrued expenses approximates fair value due to the relatively short maturity of these instruments.

NexMed, Inc. and Subsidiary                                                 9
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

EQUIPMENT

    Depreciable assets are stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets (five years).

RESEARCH AND DEVELOPMENT

    Research and development costs are expensed as incurred and include the cost of third parties who conduct research and development, pursuant to development and consulting agreements, on behalf of the Company.

INCOME TAXES

    Income taxes are accounted for under the asset and liability method prescribed by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities reflect the tax rates expected to be in effect for the years in which the differences are expected to reverse. A valuation allowance is provided if it is more likely than not that some or all of the deferred tax asset will not be realized.

LOSS PER COMMON SHARE

    Loss per common shares is calculated by dividing net loss by the weighted average common shares outstanding during the year. Common stock equivalents have not been included in the calculation of weighted average shares outstanding as their effect is antidilutive.

ACCOUNTING ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

ACCOUNTING FOR STOCK BASED COMPENSATION

    The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock-based compensation plans. Had compensation cost for option grants to employees pursuant to the Company's stock option plans been determined based upon the fair value at the grant date for awards under the plan consistent with the methodology prescribed under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the Company's net loss and net loss per share, for the years ended December 31, 1996 and 1995, would have been increased by approximately $91,200 and $5,600, respectively, or $.02 and less than $.01 per share, respectively.

CONCENTRATION OF CREDIT RISK

    The Company has cash in bank accounts that exceed the FDIC insured limits. The Company has not experienced any losses on its cash accounts. No allowance has been provided for potential credit losses because management believes that any such losses would be minimal.

NexMed, Inc. and Subsidiary                                                10
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION

    The Company paid interest of $2,734 and $3,926 in 1996 and 1995, respectively.

3. JOINT VENTURE AGREEMENT

    The Company, through its wholly-owned subsidiary, has an agreement to form a Chinese joint-venture company, NexMed (Zhongshan) Pharmaceuticals, Ltd. (the "Joint Venture"), with Guangdong Pharmaceutical and Health Products Import-Export Company and Zhongshan Shiqi Pharmaceutical Factory. The Joint Venture plans to carry out research and development, production, and distribution in China and other international markets. The term of the Joint Venture is 20 years. The formation of the Joint Venture is subject to the approval of Chinese regulatory authorities, which approval has not been obtained. Under the proposed agreement, the Company will contribute $1.75 million to the Joint Venture, representing 70 percent of its registered capital. The Company has advanced $300,000 to its Joint Venture partner to form the Joint Venture. In the event that the Joint Venture is not launched, these funds will be returned to the Company. In January 1997, the Company and its JV partners began discussing an expansion of the scope of the JV (see
Note 10).

4. NOTES PAYABLE

    At December 31, 1996, the Company has notes payable of $50,000 which bear interest at 10% per annum and are due through February 21, 1997. The note holders may convert the unpaid principal into common stock at a conversion price of $2 per share. In conjunction with the issuance of these notes, and other notes totaling $75,000 which have been repaid, the Company granted the purchasers of such notes 12,500 shares of common stock. The common stock was valued at $6,250 ($.50 per share) which is being accounted for as debt discount and amortized over the lives of the notes.

5. COMMON STOCK

    On September 1, 1995, the Company's Board of Directors authorized a 20-for-1 reverse stock split of the Company's common stock which was effective on October 2, 1995. All shares of common stock, common stock options and warrants and per share amounts included in these financial statements have been restated to give retroactive effect to the reverse stock split for all periods presented.

    On September 15, 1996, the Company's Board of Directors amended the Certificate of Incorporation of the Corporation to authorize 10,000,000 shares of preferred stock and decrease the number of authorized shares of common stock from 50,000,000 to 40,000,000.

    During August 1995, the Company sold 1,650,000 shares of common stock at an offering priced at $0.20 per share. The Company recorded net proceeds of $266,712 from the sale.

    In August 1995, the Company issued 41,375 shares to acquire the outstanding royalty rights to its device for the treatment of herpes simplex, which the Company will attempt to develop into a viable product. These shares were valued at $8,275 ($.20 per share), resulting in a charge to research and development expense.

NexMed, Inc. and Subsidiary                                                11
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

    During February 1996, the Company issued 1,600,000 shares of common stock to employees and consultants, primarily in consideration of past services, valued at $.50 per share, resulting in a charge to operations of $800,000.

    During April 1996, the Company issued 12,500 shares of common stock in conjunction with notes issued in December 1995, January 1996 and February 1996. These shares were valued at $.50 each resulting in a charge to interest expense of $6,250 (see Note 4).

    During May 1996, the Company received net proceeds of $986,096 in connection with the private placement of 500,000 shares of its common stock at $2 per share. In connection with this offering, the Company issued 75,000 shares to the placement agent as compensation for the private placement.

    During October 1996, the Company issued 75,000 shares of common stock to acquire the rights to certain technology which the Company will attempt to develop into a viable product. The shares were valued at $150,000 ($2 per share), resulting in a charge to research and development expense.

    During November 1996, the Company sold 322,500 shares of common stock at $2 share and received net proceeds of $620,000.

6. STOCK OPTIONS

    In November 1995, the Company granted options to certain employees and key individuals to purchase 340,000 shares of its common stock at an exercise price of $0.25 per share, which was the estimated fair value of the common stock at that time. These options are fully vested and expire on December 1, 1998.

    In November 1995, the Company also granted options to certain officers and directors to purchase up to 560,000 shares of its common stock at an exercise price of $0.25 per share, which was the estimated fair value of the common stock at that time. The vesting of these options is contingent upon reaching certain market capitalization levels, as defined in the option agreements. 135,000 options vest if market capitalization reaches $2,000,000 by December 31, 1997 and an additional 135,000, 140,000 and 150,000 options vest if market capitalization reaches $3,000,000, $5,000,000 and $10,000,000, respectively, by December 31, 1998. These options expire on December 1, 2002. During 1996, the market capitalization, as defined, of the Company exceeded $5,000,000, resulting in the vesting of 410,000 of these options and the recording of $665,000 of expense.

    During October 1996, the Company adopted a Non-Qualified Stock Option Plan ("Stock Option Plan") and reserved 100,000 shares of common stock for issuance pursuant to the Plan. During December 1996, the Company also adopted The NexMed, Inc. Stock Option and Long-Term Incentive Compensation Plan ("the Incentive Plan") and The NexMed, Inc. Recognition and Retention Stock Incentive Plan ("the Recognition Plan"). A total of 2,000,000 shares were set aside for these two plans.

NexMed, Inc. and Subsidiary                                                12
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

    In connection with the acquisition of technology in October 1996 described in Note 5, the Company entered into a consulting agreement with the developer of the technology. Under the terms of the agreement, the Company issued options to purchase 40,000 shares of common stock at an exercise price of $1 per share. The estimated fair value of the Company's common stock was $2 per share at that time. Under the option agreement, 20,000 shares vest immediately, 10,000 shares vest as of January 31, 1997, and 10,000 shares vest as of April 30, 1997. The Company recorded $45,568 of research and development expense in 1996 related to this option agreement. Deferred compensation related to these options is recorded as a reduction of stockholders' equity and will be amortized over the remaining option vesting period.

    In December 1996, under the Incentive Plan, the Company issued 1,185,000 options to key employees at an exercise price of $2 per share, which was the estimated fair value of the common stock at that time. Provided the employee remains in service to the Company, the options vest at December 31, 1997, 1998 and 1999 and expire in December 2006.

    In December 1996, under the Stock Option Plan, the Company also issued 50,000 options to key employees with an exercise price of $2 per share, which was the estimated fair value of the common stock at that time. These options expire in December 2006.

    In December 1996, under the Recognition Plan, the Company also issued 230,000 options to directors and consultants at an exercise price of $2 per share, which was the estimated fair value of the common stock at that time. Compensation expense of $209,000 was recorded for this grant.

    In December 1996, under the Recognition Plan, the Company also issued 60,000 options to a director at an exercise price of $2 per share that vest in December 1997, 1998 and 1999 provided the director remains in service to the Company. Compensation expense of $2,570 was recorded for these grants. Deferred compensation relating to these options is recorded as a reduction in stockholders' equity and will be amortized over the remaining option vesting period.

    In December 1996, under the Recognition Plan, the Company also issued 50,000 options to a consultant at an exercise price of $2 per share, which was the estimated fair value of the common stock at that time. If the consultant meets certain performance goals the options would vest in December 1997 and expire in December 2006. If he does not meet the performance goals, the options expire on December 31, 1997.

NexMed, Inc. and Subsidiary                                                13
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

    The fair value of each option and warrant (see Note 7) is estimated on the date of grant using the Black-Scholes option-pricing model. The following assumptions were used in the model:

     Dividend yield........................................        0.0%
     Risk-free yields......................................        5.89%-6.71%
     Expected volatility...................................         0.0%
     Option terms..........................................  3-10 years

    A summary of stock option activity is as follows:

NexMed, Inc. and Subsidiary                                                14
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

                                                      NUMBER OF   OPTION PRICE
                                                        SHARES      PER SHARE
                                                      ----------  -------------
Outstanding at December 31, 1994....................          --             --
  Granted...........................................     900,000  $         .25
                                                      ----------  -------------
Outstanding at December 31, 1995....................     900,000  $         .25
  Granted...........................................   1,615,000  $  1.00-$2.00
                                                      ----------  -------------
Outstanding at December 31, 1996....................   2,515,000  $   .25-$2.00
                                                      ----------  -------------
Exercisable at December 31, 1996....................   1,110,000  $   .25-$2.00
                                                      ----------  -------------

    No options have been exercised or canceled as of December 31, 1996.

7. WARRANTS

    During November 1996, the Board of Directors approved the issuance of warrants to purchase 150,000 shares of common stock at $1 per share to its outside legal counsel as consideration for legal services performed relating to the sale of common stock in November 1996 and other matters. The estimated fair value of the Company's common stock was $2 per share at that time. The warrants have a term of ten years and vest in equal installments over a three year period. The issue of these warrants resulted in additional legal expense of $109,500. No warrants have been exercised as of December 31, 1996.

8. INCOME TAXES

    The Company has incurred losses since inception which have generated net operating loss carryforwards of approximately $4,180,000 for federal and state income tax purposes. These carryforwards are available to offset future taxable income and expire in 2011 for federal income tax purposes. Internal Revenue Code Section 382 places a limitation on the utilization of Federal net operating loss carryforwards when an ownership change, as defined by tax law, occurs. Generally, an ownership change, as defined, occurs when a greater than 50 percent change in ownership takes place. The actual utilization of net operating loss carryforwards generated prior to such changes in ownership will be limited, in any one year, to a percentage of fair market value of the Company at the time of the ownership change. Such a change may have already resulted from the additional equity financing obtained by the Company since its formation.

    The net operating loss carryforwards result in a noncurrent deferred tax benefit at December 31, 1996 of $1,546,237. In consideration of the Company's accumulated losses and the uncertainty of its ability to utilize this deferred tax benefit in the future, the Company has recorded a valuation allowance of an equal amount on such date to fully offset the deferred tax benefit amount.

    For the years ended December 31, 1996 and 1995, the Company's effective tax rate differs from the federal statutory rate principally due to net operating losses and other temporary differences for which no benefit was recorded, state taxes and other permanent differences.

NexMed, Inc. and Subsidiary                                                15
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

9. COMMITMENTS AND CONTINGENCIES

    The Company is a party to several short-term consulting and research agreements which, generally, can be cancelled at will by either party.

    The Company leases office space under a short-term lease agreement. Rent expense was $8,500 and $600 in 1996 and 1995, respectively.

10. SUBSEQUENT EVENTS

    In January 1997, the Company issued a $100,000 promissory note bearing interest at 10% per annum. The note must be repaid by December 31, 1997 and the note holders may convert the unpaid note into common stock at a conversion price of $2.50 per share. In conjunction with the issuance of the note, the Company granted the purchaser of such note 7,500 shares of common stock. The Company has valued these shares at $15,000 ($2.00 per share) which is being accounted for as debt discount and amortized over the life of the note.

    In January 1997, discussion began between the Company and its Joint Venture partners regarding the expansion of the scope of the proposed Joint Venture. The revised agreement, which is subject to the successful completion of the discussions and the receipt of necessary governmental approvals, is expected to require the Company to contribute approximately $15 million over a 24 month period.

    In January 1997, the Company entered into a license agreement with Lotus Medical Supply, Inc. ("Lotus"). Lotus received certain exclusive rights to manufacture and sell products in Taiwan using the Company's penetration enhancement technology in return for certain license fees, including a non-refundable fee of $50,000 paid in February 1997. The agreement provides that the Company and Lotus share equally the cost of certain pre-clinical testing.

    In January 1997, a complaint was filed against the Company by a corporation claiming breach of contract, unjust enrichment and anticipatory breach of contract relating to a marketing and consulting agreement. The corporation is requesting damages of $388,062, plus interest, costs and attorney's fees. The Company believes that this lawsuit is without merit and intends to defend its position vigorously.

    In February 1997, the Company issued 1,062,500 shares at $2.00 each in a private placement. The Company received net proceeds of $1,995,000 from the issuance.

    In February 1997, the holder of a $25,000 note payable (see Note 4) elected to convert the principal and interest due into 13,750 shares of common stock.

NexMed, Inc. and Subsidiary                                                16
Notes to Consolidated Financial Statements
------------------------------------------------------------------------------

    In February 1997, under the Recognition Plan and Incentive Plan, the Company issued 85,000 and 75,000 options, respectively, to a director, a consultant and employees at an exercise price of $2 per share, which was the estimated fair value of the common stock at that time. Provided they remain in service to the Company, the options vest at December 31, 1997, 1998 and 1999 and expire in 2007.

                                       PART III


ITEM 1.  INDEX TO EXHIBITS.*

  *  2.1    Amended and Restated Articles of Incorporation of the Company

  ** 2.2    By-laws of the Company

  ** 2.3    Amendment to By-laws of the Company

  ** 3.1    Specimen Common Stock Certificate

     5.1    Form of Irrevocable Proxy

  ** 6.1    Technology Acquisition Agreement between the Company and Odontex,
            Inc.

    12.1    Statement re: Computation of Per Share Earnings

    12.2    Letter on Change in Certifying Accountant

    12.3    Subsidiaries of the Company

    27      Financial Data Schedule


* Pursuant to Item 1(b) of Part III to Form 10-SB, exhibits are listed according to the numbers assigned in Part III of Form 1-A or Item 2 of
     Part III to Form 10-SB.

** Filed as an exhibit to the Registrant's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997.

                           SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  /s/
                                 -----------------------------------------
                                          NEXMED, INC.

Date:  May 12, 1997                       By:  /s/  Y. Joseph Mo
                                              ----------------------------------
                                     Y. Joseph Mo
                                     Chairman of the Board of Directors,
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)


     Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


Date:  May 12, 1997                       By:  /s/  Y. Joseph Mo
                                              ----------------------------------
                                     Y. Joseph Mo
                                     Chairman of the Board of Directors,
                                     President and Chief Executive Officer
                                     (Principal Executive Officer)

Date:  May 12, 1997                       By:  /s/  Vivian H. Liu
                                              ----------------------------------
                                     Vivian H. Liu,
                                     Vice President, Treasurer and
                                     Secretary (Principal Financial and
                                     Accounting Officer)

Date:  May 12, 1997                       By:  /s/  Gilbert S. Banker
                                              ----------------------------------
                                     Gilbert S. Banker
                                     Director

Date:  May 12, 1997                       By:  /s/  Robert W. Gracy
                                              ----------------------------------
                                     Robert W. Gracy
                                     Director

Date:  May 12, 1997                       By:  /s/  Yu-Chung Wei
                                              ----------------------------------
                                     Yu-Chung Wei
                                     Director

                                   EXHIBIT INDEX


ITEM 1.  INDEX TO EXHIBITS.*

  *  2.1    Amended and Restated Articles of Incorporation of the Company

  ** 2.2    By-laws of the Company

  ** 2.3    Amendment to By-laws of the Company

  ** 3.1    Specimen Common Stock Certificate

     5.1    Form of Irrevocable Proxy

  ** 6.1    Technology Acquisition Agreement between the Company and Odontex,
            Inc.

    12.1    Statement re: Computation of Per Share Earnings

    12.2    Letter on Change in Certifying Accountant

    12.3    Subsidiaries of the Company

    27      Financial Data Schedule


* Pursuant to Item 1(b) of Part III to Form 10-SB, exhibits are listed according to the numbers assigned in Part III of Form 1-A or Item 2 of
     Part III to Form 10-SB.

** Filed as an exhibit to the Registrant's Form 10-SB filed with the Securities and Exchange Commission on March 14, 1997.